Mosaic Income Trust
Exhibit 77Q.1 to Form NSAR December 31, 1997

Amendment to Services Agreement dated July 31, 1996 between Bankers Finance Advisors, LLC and Mosaic (formerly GIT) Income Trust

Effective November 1, 1997, Section 4 of the Agreement shall be and hereby is amended to read as follows:

"4. Compensation to BFA. BFA shall have no responsibility hereunder to bear at its own expense any costs or expenses of the Trust. The Trust shall pay to BFA a fee per annum for all services provided to the Trust hereunder (including, by way of example and not limitation, transfer agency and shareholder service, portfolio and shareholder accounting, registration fees, audit and legal expenses). Such fee shall be calculated daily, based on the ending daily net assets of the applicable series of the Trust. Such fee shall be payable monthly as of the last day of the month and shall be the sum of the daily fees calculated as one-three hundred sixty-fifth (1/365), except in leap years one-hundred sixty-sixth (1/366), of the annual fee. Such fee is set forth below determined according to the level of net assets of the applicable series of the Trust. This fee may not be raised without approval by the Trust. BFA may lower this fee at any time, which lower fee must be ratified by the Trust. Once lowered, BFA may not raise the fee without approval by the Trust. Nothing herein prevents BFA from waiving any or all of this fee at any time.


Series                                      Fee in Basis Points

High Yield (formerly Maximum Income) Fund       53
Government Fund                                 52
Mosaic Bond Fund                                60

Provided, however, that for the periods between June 13 , 1997 and December 31, 1997, the combined Direct Expenses, Base Fee and Activity Fee shall not exceed 75 for the Mosaic Bond Fund."